SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                   F O R M 6-K

           REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
                15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of January 2008

                              TAT TECHNOLOGIES LTD.
                              (Name of Registrant)


                         P.O.BOX 80, Gedera 70750 Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]    Form 40-F [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]


                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________



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                              TAT Technologies Ltd.

6-K Items

     1. Press release re TAT Technologies Ltd. Signed MOU to Purchase 55% of Bental dated January 3, 2008.

                                                                          ITEM 1


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Press Release                                       Source: TAT Technologies Ltd

TAT Technologies Ltd. Signed MOU to Purchase 55% of Bental

Thursday January 3, 9:18 am ET

GEDERA, Israel, January 3 /PRNewswire-FirstCall/ -- TAT Technologies Limited (NASDAQ: TATTF - News) announced today that the company has signed a Memorandum of Understanding to buy 55% of Bental Industries Ltd. ("Bental").

Since TAT Industries Ltd., the major stockholder of the company already holds 15% of Bental the TAT Group will hold 70% of Bental after closing.

Bental specializes in innovative motion technologies such as PM Brushless Motors, PMGs (Permanent Magnet Generators), Electronic Drivers & Controllers, Servo Actuators and more.

Bental is the leading supplier in its field to Israel's defense industries. Its products are also supplied to military aerospace and industrial companies worldwide.

The evaluation of Bental for the transaction is $12,500,000.

The Company will make payments to the sellers as follows:

1) $4,125,000 at closing

2) $2,750,000 in 5 yearly installments bearing 2% interest. The closing of the transaction is subject to due diligence, the Company's Board of Directors approval and signing of a detailed agreement.

TAT Technologies is principally engaged in the manufacture, repair and overhaul of heat transfer equipment, such as heat exchangers, precoolers and oil/fuel hydraulic coolers used in aircraft, defense systems, electronic equipment and other applications. In addition, the Company manufactures aircraft accessories and systems such as pumps, valves, Power Systems, Turbines and overhauls aircraft Auxiliary Power Units (APUs), landing gears and propellers.

    Company Contact
    Mr. Israel Ofen
    Executive Vice-President and Chief Financial Officer
    +972-8-859-5411




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                                    SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            TAT TECHNOLOGIES LTD.
                                            ---------------------
                                                 (Registrant)



                                            By: /s/Israel Ofen
                                                --------------
                                                Israel Ofen
                                                Executive Vice President and
                                                Chief Financial Officer


Date: January 3, 2008